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                          July 24, 2023

       Rafael Museri
       Chief Executive Officer
       Selina Hospitality PLC
       27 Old Gloucester Street
       London WC1N 3AX
       United Kingdom

                                                        Re: Selina Hospitality
PLC
                                                            Registration
Statement on Form F-1
                                                            Filed July 20, 2023
                                                            File No. 333-273349

       Dear Rafael Museri:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Erin E. Martin